SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Maverix Metals Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

57776F405

(CUSIP Number)

December 8, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57776F405

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Performance Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,600,000[1]
	6	SHARED VOTING POWER 14,600,000
	7	SOLE DISPOSITIVE POWER 14,600,000[1]
	8	SHARED DISPOSITIVE POWER 14,600,000[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,000[1]
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.91%[2]
12		TYPE OF REPORTING PERSON FI3

1	Resolute Funds Limited, the Trustee and Manager of Resolute Performance Fund, may be deemed to have sole voting and dispositive power over the issuer’s Common Shares and Tom Stanley, the President, Chief Investment Officer and Portfolio Manager of Resolute Funds Limited, may be deemed to have sole voting and dispositive power over the issuer’s Common Shares.

2	Calculated based on 147,379,354 Common Shares issued and outstanding as of November 14, 2022.

3	Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No. 57776F405

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Funds Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,600,000 [1]
	6	SHARED VOTING POWER 14,600,000 [1]
	7	SOLE DISPOSITIVE POWER 14,600,000 [1]
	8	SHARED DISPOSITIVE POWER 14,600,000 [1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,000 [1]
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.91%[2]
12		TYPE OF REPORTING PERSON IA3

1	The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer’s Common Shares.

2	Calculated based on 147,379,354 Common Shares issued and outstanding as of November 14, 2022.

3	Resolute Funds Limited is registered with the Ontario Securities Commission as an Adviser in the category of Portfolio Manager and Investment Fund Manager.

CUSIP No. 57776F405

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Tom Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,600,000 [1]
	6	SHARED VOTING POWER 14,600,000 [1]
	7	SOLE DISPOSITIVE POWER 14,600,000 [1]
	8	SHARED DISPOSITIVE POWER 14,600,000 [1]
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,000 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.		☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.91%[2]
12			TYPE OF REPORTING PERSON IN

1	The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and Tom Stanley is the President, Chief Investment Officer and Portfolio Manager of Resolute Funds Limited and may be deemed to have sole voting and dispositive power over the issuer’s Common Shares.

2	Calculated based on 147,379,354 Common Shares issued and outstanding as of November 14, 2022.

Item 1(a)	Name of Issuer:

Maverix Metals Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada

Item 2(a)	Name of Persons Filing:

Resolute Performance Fund; Resolute Funds Limited, the manager and trustee of Resolute Performance Fund; and Tom Stanley, the President, Chief Investment Officer and Portfolio Manager of Resolute Funds Limited.

Item 2(b)	Address of Principal Business Office of the Reporting Persons:

2323 Yonge Street, Suite 502
Toronto, Ontario
Canada M4P 2C9

Item 2(c)	Citizenship:

Ontario, Canada

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

57776F405

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act;

(b) ☐	Bank as defined in section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act;

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 14,600,000 Common Shares

(b)	Percent of class: 9.91%. The percentages used herein are calculated based upon 147,379,354 Common Shares issued and outstanding as of November 14, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 14,600,000

(ii)	Shared power to vote or to direct the vote: 14,600,000

(iii)	Sole power to dispose or to direct the disposition of: 14,600,000

(iv)	Shared power to dispose or to direct the disposition of: 14,600,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2022	RESOLUTE PERFORMANCE FUND

	By:	/s/ Anna Goncharova
	Name:	Anna Goncharova
	Title:	CFO & Director of Resolute Funds Limited,
its Manager and Trustee

RESOLUTE FUNDS LIMITED

	By:	/s/ Anna Goncharova
	Name:	Anna Goncharova
	Title:	CFO & Director

	By:	/s/ Tom Stanley
	Name:	Tom Stanley